Mark Maron

Experience:

- Chairman and Director, Blushington Inc., Los Angeles (2011 - Present)
- Director, Anworth Mortgage, Santa Monica, CA (2014 - 2021)
- Director, True Religion Apparel, Inc., (2005 - 2014)
- Partner, Acre Investment Corporation, Bay Area (Date not specified)
- General Partner, Vertically Integrated Multi-Family Investment Company (Date not specified)
- Managing Director of Investment Banking, Lehman Brothers, Inc., Los Angeles (2000 - 2005)
- Credit Suisse First Boston Corporation (CSFB), Western Region (1983 - 2000)

Key Accomplishments:

- Chairman of Blushington Inc. since its founding in 2011.
- Raised capital for Acre's projects including properties anchored by 24 Hour Fitness which were sold for attractive returns to investors.
- Created a multi-family division within Acre leading to the formation of The Latigo Group.
- Managed the western region investment banking effort and coverage of CSFB's financial institution clients in the western United States.
- Served as a Director at True Religion Apparel, Inc. until the company was sold to a private equity firm.
- Served as a Director at Anworth Mortgage until the company was sold to another publicly traded mortgage REIT.

Education:

- MBA in Finance, The Wharton School, May 1982
- BA, McGill University, 1978